

Jon Krystafik · 3rd

President at Safeway Electric

Colton, California, United States · Contact info

486 connections

Safeway Electric Inc.

University of California, Irvine Claire Trevor School of the Arts

Experience

Safeway Electric Inc.
7 yrs 5 mos

President
Dec 2017 – Present · 4 yrs
Colton, California

Business Manager
Jul 2014 – Dec 2017 · 3 yrs 6 mos
Colton, CA

General Manager
SoCal Biofuel / Superior Service Corp
Aug 2013 – Jul 2014 · 1 yr
Anaheim, CA

Mediations/Administration Manager
Nationwide Support Services
May 2009 – Dec 2012 · 3 yrs 8 mos
Irvine, CA

Director of Human Resources & Operations
Hollins Schechter
Oct 2007 – May 2009 · 1 yr 8 mos
Santa Ana, CA

Vice President of National Operations
NotaryPro
Sep 2006 – 2008 · 2 yrs
Irvine, CA

Education

University of California, Irvine Claire Trevor School of the Arts
Bachelor of Arts - BA, English Language and Literature, General
2001 – 2005